UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

TOPS MARKETS, LLC

(Issuer)

TOPS HOLDING II CORPORATION

TOPS MBO CORPORATION

TOPS MARKETS II CORPORATION

TOPS HOLDING LLC

TOPS PT, LLC

TOPS GIFT CARD COMPANY, LLC

ERIE LOGISTICS LLC

TM1, LLC

(Guarantors)

(Name of Applicants)

1760 Wehrle Drive

Williamsville, New York 14221

(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
13.000% Second Lien Senior PIK Notes due 2024	$100 million aggregate principal amount plus additional notes as permitted by the indenture

Approximate date of proposed public offering: As soon as practicable after the Effective Date under the Plan (as defined herein).

Name and registered address of agent for service:	With a copy to:
Michael J. Biehler, Esq. Vice President, Chief Legal Officer & Secretary Tops Markets, LLC PO Box 1027 Buffalo, NY 14240-1027 (716) 635-5000	Heather Emmel Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

GENERAL

1. General Information.

Tops Markets, LLC (the “Company”) is a New York limited liability company organized in 2000. The guarantors identified below (the “Guarantors” and, together with the Company, the “Applicants”) have the following forms of organization or incorporation and jurisdictions of formation.

Guarantor	Form	Jurisdiction
Tops Holding II Corporation (1)	Corporation	Delaware
Tops MBO Corporation (1)	Corporation	Delaware
Tops Markets II Corporation (1)	Corporation	Delaware
Tops Holding LLC	Limited Liability Company	Delaware
Tops PT, LLC	Limited Liability Company	New York
Tops Gift Card Company, LLC	Limited Liability Company	Virginia
Erie Logistics LLC	Limited Liability Company	Delaware
TM1, LLC	Limited Liability Company	Delaware

(1)

It is anticipated that Tops Holding II Corporation will be merged with and into Tops MBO Corporation if the LLC Transfer (as defined below) does not occur. Should the LLC Transfer occur, Tops Holding II Corporation, Tops MBO Corporation and Tops Markets II Corporation would each be dissolved and not guarantee the New Notes.

The Second Amended Joint Chapter 11 Plan of Reorganization of Tops Holding II Corporation and its Affiliated Debtors dated as of September 28, 2018 (the “Plan”) contemplates, among other things, the distribution of $100 million aggregate principal amount of the Company’s 13.000% Second Lien Senior PIK Notes due 2024 (the “New Notes”), on a pro rata basis, to holders of the 8.000% Senior Secured Notes due 2022 co-issued by Tops Markets II Corporation and Tops Holding LLC (the “Old Senior Secured Notes”). The Old Senior Secured Notes will be cancelled upon effectiveness of the Plan.

The Plan also incorporates an option to effect an asset transfer (the “LLC Transfer”). Specifically, at the election of the Debtors with the consent of the Requisite Ad Hoc Committee Members (as defined in the Plan), substantially all assets of Tops Holding II Corporation will be transferred to and vest in two or more newly-formed corporate or limited liability company subsidiaries (the “Acquisition Companies”), wholly-owned (directly or indirectly) by “Summit”, a newly-formed corporation or limited liability company. If the LLC Transfer occurs, the Acquisition Companies will assume all of the obligations of the Reorganized Debtors (as defined in the Plan) and the rights of the Reorganized Debtors will vest in the Acquisition Companies. In exchange, Tops Holding II Corporation will receive the equity interests in Summit, which will be distributed to the holders of the Old Senior Secured Notes. Should the LLC Transfer occur, Tops Holding II Corporation, Tops MBO Corporation and Tops Markets II Corporation would each be dissolved and will not guarantee the New Notes.

Notwithstanding the foregoing, if the LLC Transfer does not occur, Tops Holding II Corporation will merge with and into Tops MBO Corporation (the “Merger”), and all assets and liabilities of Tops Holding II Corporation shall become the assets and liabilities of Tops MBO Corporation.

2. Securities Act Exemption Applicable.

Pursuant to the terms of the Plan, under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), the Company will issue under the indenture to be qualified hereby (the “Indenture”), to holders of the Old Senior Secured Notes, $100 million aggregate principal amount of New Notes.

The Plan will become effective on the date on which all conditions to the effectiveness of the Plan have been satisfied or waived (the “Effective Date”).

The issuance of the New Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicant believes that the issuance of the New Notes to the holders of the indebtedness held by the holders of Old Senior Secured Notes will satisfy the aforementioned requirements. See “Article V Means For Implementation – 5.10 Section 1145 Exemption” of the Plan.

AFFILIATIONS

3. Affiliates.

The following is a list of affiliates of the Applicants as of the date of this Application.

Company Name	Jurisdiction of Formation/Incorporation	Owner	Percentage
Tops Markets, LLC	New York	Tops Holding LLC	100%

Tops Holding II Corporation	Delaware	Tops MBO Corporation Frank Curci	99.9968% 0.0008%
		John Persons	0.0008%
		Jack Barrett	0.0008%
		Lynne Burgess	0.0008%

Tops MBO Corporation	Delaware	Frank Curci John Persons Jack Barrett Lynne Burgess Ron Ferri David Langless Michael Metz Thomas Fitzgerald Diane Colgan Jeffrey Culhane Michael Patti	62.3% 23.7% 8.6% 2.0% 1.2% 1.2% 0.4% 0.4% 0.1% 0.1% 0.1%

Tops Markets II Corporation	Delaware	Tops Holding LLC	100%
Tops Holding LLC	Delaware	Tops Holding II Corporation	100%
Tops PT, LLC	New York	Tops Markets, LLC	100%
Tops Gift Card Company, LLC	Virginia	Tops Markets, LLC	100%
Erie Logistics LLC	Delaware	Tops Markets, LLC	100%
TM1, LLC	Delaware	Tops Markets, LLC	100%

In the event the LLC Transfer does not occur, the Company expects all of these entities to exist upon consummation of the Plan, in the ownership structure shown above, except for Tops Holding II Corporation, which will be merged with and into Tops MBO Corporation, with Tops MBO Corporation to be the surviving entity.

In the event the LLC Transfer occurs, the Company expects all of these entities to exist upon consummation of the Plan, in the ownership structure shown above, except Tops Holding II Corporation, Tops MBO Corporation, and Tops Markets II Corporation, which the Company expects to dissolve prior to the consummation of the Plan. If the LLC Transfer occurs, Summit and the Acquisition Companies will be formed and one or more of the Acquisition Companies would serve as guarantors of the New Notes. Additional entities may be formed in connection with the consummation of the Plan or thereafter.

Certain directors and officers of the Applicant may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their anticipated holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The following tables list the names and offices held by all directors and executive officers of each Applicant as of the date of this Application. New directors of Tops MBO Corporation or, in the event the LLC Transfer occurs, Summit, will be designated on the Effective Date in accordance with applicable provisions of the Plan, one of whom shall be Frank Curci, one of whom shall be an independent director, and the remaining shall be designated by the Ad Hoc Committee (as defined in the Plan). New board members, if any, for each of the Company and remaining Guarantors listed further below may be elected by their respective shareholder(s) or member(s), as applicable, on the Effective Date or thereafter. Unless otherwise stated in any of the tables set forth below, the mailing address for each of the individuals listed in each of the tables for each of the entities set forth below is: c/o Tops Markets, LLC, P.O. Box 1027, Buffalo, NY 14240-1027.

The Company

The directors and executive officers of the Company are the following individuals.

Name	Office
Frank Curci	Chief Executive Officer and Chairman
John Persons	President, Chief Operating Officer and Director
David Langless	Executive Vice President, Chief Financial Officer and Director
Jack Barrett	Executive Vice President, Human Resources and Assistant Secretary and Director
Ron Ferri	Executive Vice President, Operations and Director
Lynne Burgess	Director

The Guarantors

The directors and executive officers of Tops Holding II Corporation are the following individuals.

Name	Office
Frank Curci	Chief Executive Officer and Chairman
John Persons	President, Chief Operating Officer and Director
David Langless	Executive Vice President, Chief Financial Officer and Director
Jack Barrett	Executive Vice President, Human Resources and Assistant Secretary and Director
Ron Ferri	Executive Vice President, Operations and Director
Lynne Burgess	Director

The directors and executive officers of Tops MBO Corporation are the following individuals.

Name	Office
Frank Curci	Chief Executive Officer and Chairman
John Persons	President, Chief Operating Officer and Director
David Langless	Executive Vice President, Chief Financial Officer and Director
Jack Barrett	Executive Vice President, Human Resources and Assistant Secretary and Director
Ron Ferri	Executive Vice President, Operations and Director
Lynne Burgess	Director

The directors and executive officers of Tops Markets II Corporation are the following individuals.

Name	Office
Frank Curci	Chief Executive Officer and Chairman
John Persons	President, Chief Operating Officer and Director
David Langless	Executive Vice President, Chief Financial Officer and Director
Jack Barrett	Executive Vice President, Human Resources and Assistant Secretary and Director
Ron Ferri	Executive Vice President, Operations and Director
Lynne Burgess	Director

The directors and executive officers of Tops Holding LLC are the following individuals.

Name	Office
Frank Curci	Chief Executive Officer
John Persons	President and Chief Operating Officer
David Langless	Executive Vice President and Chief Financial Officer
Jack Barrett	Executive Vice President, Human Resources and Assistant Secretary
Ron Ferri	Executive Vice President, Operations

The directors and executive officers of Tops PT, LLC are the following individuals.

Name	Office
Frank Curci	Chief Executive Officer
John Persons	President and Chief Operating Officer
David Langless	Executive Vice President and Chief Financial Officer
Jack Barrett	Executive Vice President, Human Resources and Assistant Secretary
Ron Ferri	Executive Vice President, Operations

The directors and executive officers of Tops Gift Card Company, LLC are the following individuals.

Name	Office
Frank Curci	Chief Executive Officer and Chairman
John Persons	President, Chief Operating Officer and Director
David Langless	Executive Vice President, Chief Financial Officer and Director
Jack Barrett	Executive Vice President, Human Resources and Assistant Secretary and Director
Ron Ferri	Executive Vice President, Operations and Director
Lynne Burgess	Director

The directors and executive officers of Erie Logistics LLC are the following individuals.

Name	Office
Frank Curci	Chief Executive Officer and Chairman
John Persons	President, Chief Operating Officer and Director
David Langless	Executive Vice President, Chief Financial Officer and Director
Jack Barrett	Executive Vice President, Human Resources and Assistant Secretary and Director
Ron Ferri	Executive Vice President, Operations and Director
Lynne Burgess	Director

The directors and executive officers of TM1, LLC are the following individuals.

Name	Office
Frank Curci	Chief Executive Officer and Chairman
John Persons	President, Chief Operating Officer and Director
David Langless	Executive Vice President, Chief Financial Officer and Director
Jack Barrett	Executive Vice President, Human Resources and Assistant Secretary and Director
Ron Ferri	Executive Vice President, Operations and Director
Lynne Burgess	Director

5. Principal Owners of Voting Securities.

(a) The following table sets forth certain information regarding each person known to the Company to own 10 percent or more of the voting securities of the Company as of the date of this Application.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tops Holding LLC PO Box 1027, Buffalo, New York 14240-1027	Membership Interest	N/A	100%

(b) The following table sets forth certain information regarding each person known to the Company to own 10 percent or more of the voting securities of the Guarantors as of the date of this Application.

Guarantor Name	Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tops Holding II Corporation(2)	Tops MBO Corporation P.O. Box 1027, Buffalo, NY 14240-1027	Common Stock	126,554	99.9968%
Tops MBO Corporation(2)	Frank Curci John Persons P.O. Box 1027, Buffalo, NY 14240-1027	Common Stock	59,581 22,663	62.3 23.7	% %
Tops Markets II Corporation(2)	Tops Holding LLC P.O. Box 1027, Buffalo, NY 14240-1027	Common Stock	1,000	100%
Tops Holding LLC	Tops Holding II Corporation P.O. Box 1027, Buffalo, NY 14240-1027	Membership Interest	N/A	100%
Tops PT, LLC	Tops Markets, LLC P.O. Box 1027, Buffalo, NY 14240-1027	Units	100	100%
Tops Gift Card Company, LLC	Tops Markets, LLC P.O. Box 1027, Buffalo, NY 14240-1027	Units	100	100%

Guarantor Name	Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Erie Logistics Company LLC	Tops Markets, LLC P.O. Box 1027, Buffalo, NY 14240-1027	Membership Interest	N/A	100%
TM1, LLC	Tops Markets, LLC P.O. Box 1027, Buffalo, NY 14240-1027	Membership Interest	N/A	100%

(2)

It is anticipated that Tops Holding II Corporation will be merged with and into Tops MBO Corporation if the LLC Transfer does not occur. Should the LLC Transfer occur, Tops Holding II Corporation, Tops MBO Corporation and Tops Markets II Corporation would each be dissolved and not guarantee the New Notes.

It is expected that under the terms of the Plan, the holders of the Old Senior Secured Notes will receive either (a) 100% of the New Equity Interests (as defined in the Plan) of reorganized Tops MBO Corporation, if the LLC Transfer does not occur or (b) 100% of the New Equity Interests of Summit, each subject to dilution by New Equity Interests issued or issuable pursuant to the Management Incentive Plan (as defined in the Plan). In the event that the LLC Transfer occurs, it is expected that Summit would own 100% of the Acquisition Companies.

(c) Following the Effective Date, it is expected that certain holders of claims under the Old Senior Secured Notes may receive 10% or more of the voting securities of the Company and/or Guarantors pursuant to the Plan.

UNDERWRITERS

6. Underwriters.

(a) Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicants that are currently outstanding on the date of this Application.

(b) There is no proposed principal underwriter for the New Notes that are to be issued in connection with the Indenture that is to be qualified under this Application.

CAPITAL SECURITIES

7. Capitalization.

(a) The following tables set forth certain information with respect to each authorized class of securities of the Company as of the date of this Application.

(1) The Company

(i) Title of Class	Amount Authorized	Amount Outstanding
Membership Interests	N/A	100%

It is expected that, upon consummation of the Plan, the Company’s capital structure shall be comprised of the New Notes and Membership Interests.

(2) The Guarantors

Company Name	Title of Class	Amount Authorized	Amount Outstanding
Tops Holding II Corporation(3)	Common Stock, par value $0.001	300,000	126,558
	8.750%/9.500% Holdco Unsecured Notes due 2018	$150,000,000	$8,600,000
Tops MBO Corporation(3)	Common Stock, par value $0.0001	300,000	95,703
Tops Markets II Corporation(3)	Common Stock, par value $0.001	1,000	1,000
	9.000% OpCo Unsecured Notes due 2021 (Co-Issuer)	$67,500,000	$67,500,000
	8.000% Senior Secured Notes due 2022 (Co-Issuer)	$560,000,000	$560,000,000
Tops Holding LLC	Membership Interest	N/A	100%
	9.000% OpCo Unsecured Notes due 2021 (Co-Issuer)	$67,500,000	$67,500,000
	8.000% Senior Secured Notes due 2022 (Co-Issuer)	$560,000,000	$560,000,000
Tops PT, LLC	Units	100	100
Tops Gift Card Company, LLLC	Units	100	100
Erie Logistics LLC	Membership Interest	N/A	100%
TM1, LLC	Membership Interest	N/A	100%

(3)

It is anticipated that Tops Holding II Corporation will be merged with and into Tops MBO Corporation if the LLC Transfer does not occur. Should the LLC Transfer occur, Tops Holding II Corporation, Tops MBO Corporation and Tops Markets II Corporation would each be dissolved and not guarantee the New Notes.

The Old Senior Secured Notes are guaranteed by the Guarantors; such notes will be cancelled and discharged pursuant to the Plan.

In the event the LLC Transfer occurs, it is expected that the New Notes will be guaranteed by each of the Guarantors, except Tops Holding II Corporation, Tops MBO Corporation and Tops Markets II Corporation, which will each be dissolved. In addition, one or more of the Acquisition Companies will serve as a guarantor of the New Notes.

It is anticipated that the 8.750%/9.500% Holdco Unsecured Notes due 2018 and the 9.000% OpCo Unsecured Notes due 2021 will be cancelled and discharged pursuant to the Plan.

(b) The holders of the Company’s and Guarantors’ common stock, units, or membership interests, as applicable, prior to the Effective Date, and each holder of the Company’s and Guarantors’ common stock, units, or membership interests, as applicable, subsequent to the Effective Date, is entitled to one vote for each such share, unit, or membership interest held on all matters submitted to a vote of shareholders, unitholders or equityholders, as applicable.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The New Notes will be subject to the new Indenture to be entered into among the Company, the Guarantors and the trustee named therein (the “Trustee”). The following is a general description of certain provisions expected to be included in the Indenture, and the description is qualified in its entirety by reference to the form of Indenture to be filed as Exhibit T3C.1 herewith. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change before it is executed. The expected terms of the New Notes are described in the term sheet relating to the New Notes, which is included as part of Exhibit C to the Plan. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a) Events of Default; Withholding of Notice.

The occurrence of any of the following events will constitute an Event of Default under the Indenture: (1) a default in the payment of any interest on any New Note when it becomes due and payable, and such default shall continue for a period of 30 days; (2) a default in the payment of the principal of (or premium, if any, on) any New Note at its maturity (upon acceleration, optional redemption, required repurchase or otherwise); (3) a default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor under the Indenture or any Guarantee (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with in clause (1) or (2) above or in clause (b), (c) or (d) of this clause (3)) and such default or breach shall continue for a period of 60 days after written notice has been given (1) to the Company by the Trustee or (2) to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding New Notes; (b) there shall be a default in the performance or breach of the provisions described in the section related to the “Consolidation, Merger or Sale of Assets” of the Indenture; (c) the Company shall have failed to make or consummate an Offer in accordance with the provisions of the section related to the “Limitation on the Sale of Assets” of the Indenture; or (d) the Company shall have failed to make or consummate a Change of Control Offer in accordance with the provisions of the section related to the “Purchase of Notes Upon a Change of Control” of the Indenture; (4)(a) any default in the payment of the principal or premium, if any, on any Indebtedness when due under any of the agreements, indentures or instruments under which the Company, any Guarantor or any Restricted Subsidiary then has outstanding Indebtedness (other than Indebtedness owed to the Company or a Restricted Subsidiary) in excess of an amount to be determined (“Material Indebtedness”) and such default shall have continued after giving effect to any applicable grace period and shall not have been cured or waived or (b) an event of default as defined in any of the agreements, indentures or instruments described in subclause (a) of this clause (4) shall have occurred and the Material Indebtedness thereunder, if not already matured at its final maturity in accordance with its terms, shall have been accelerated; (5) any Guarantee of any Significant Subsidiary or any group of Restricted Subsidiaries which collectively (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary shall for any reason cease to be, or shall for any reason be asserted in writing by any Guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms, except to the extent permitted by the Indenture and any such Guarantee; (6) one or more final, non-appealable judgments or orders of any court or regulatory or administrative agency for the payment of money in excess of an amount to be determined (net of any amounts to the extent that they are covered by insurance), either individually or in the aggregate, shall be rendered against the Company, any Guarantor or any Restricted Subsidiary which has not been discharged, fully bonded or stayed for a period of 60 consecutive days; (7) certain events of bankruptcy or insolvency affecting the Company, any Significant Subsidiary or group of Restricted Subsidiaries which collectively (as of the date of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary; (8) unless all of the Collateral has been released from the New Note Liens in accordance with the provisions of the Security Documents, (x) default by the Company or any Guarantor in the performance of the Security Documents which materially adversely affects the enforceability, validity, perfection or priority of the New Note Liens on a material portion of the Collateral, (y) the repudiation or disaffirmation by the Company or any Guarantor of its material obligations under the Security Documents or (z) the determination in a judicial proceeding that the Security Documents are unenforceable or invalid against the Company or any Guarantor party thereto for any reason with respect to a material portion of the Collateral and, in the case of any event described in subclauses (x) through (z), such default, repudiation, disaffirmation or determination is not rescinded, stayed, or waived by the Persons having such authority pursuant to the Security Documents or otherwise cured within 60 days after the Company receives written notice thereof specifying such occurrence from the Trustee or the Holders of at least 25% of the outstanding principal amount of the New Notes and demanding that such default be remedied.

If an Event of Default (other than as specified in clause (7) above with respect to the Company) shall occur and be continuing with respect to the Indenture, the Trustee or the Holders of not less than 25% in aggregate principal amount of the New Notes then outstanding may, and the Trustee at the request of such Holders shall, declare all unpaid principal of, premium, if any, and accrued interest on all New Notes to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by the Holders of the New Notes) and upon any such declaration, such principal, premium, if any, and interest shall become due and payable immediately.

If an Event of Default specified in clause (7) above with respect to the Company occurs and is continuing, then all the New Notes shall automatically become and be due and payable immediately in an amount equal to the principal amount of the New Notes, together with accrued and unpaid interest, if any, to the date the New Notes become due and payable, without any declaration or other act on the part of the Trustee or any Holder.

If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to Holders of New Notes a notice of the Default within 90 days after it occurs. Except in the case of a Default relating to the payment of principal, premium, if any, or interest on any New Note, the Trustee may withhold from the Holders notice of any continuing Default if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the New Notes.

(b) Authentication and Delivery of New Notes; Application of Proceeds.

The New Notes shall be executed on behalf of the Company by at least one officer of the Company. The Trustee shall authenticate the initial amount of the New Notes upon a written order of the Company signed by an officer for original issue. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate New Notes. No New Note will be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual signature of the Trustee.

The New Notes shall be issuable in minimum denominations of $1,000 and integral multiple of $1.00 in excess thereof; provided, however, that PIK Interest Notes may be issued in minimum denominations of $1.00 and integral multiples of $1.00.

The Company will not receive any proceeds from the issuance of the New Notes pursuant to the Plan.

(c) Release of Collateral.

Subject to any intercreditor agreement, Collateral may be released from the Lien and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Security Documents or as provided in the Indenture, including upon full and final payment of the New Notes, sales or other dispositions of property or assets in compliance with the covenant entitled “Asset Sales”, upon legal or covenant defeasance, upon release of any Guarantor from its guarantee (with respect to the Guarantor’s property and assets securing such guarantee), in connection with customary amendments, supplements and waivers in compliance with the section related to the “Amendment, Supplement and Waiver” and as provided in any intercreditor agreement, if in effect.

(d) Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect as to all New Notes when

(1) either:

(a)

all such New Notes theretofore authenticated and delivered (except lost, stolen or destroyed New Notes which have been replaced or paid or New Notes whose payment has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation or

(b)

all New Notes not theretofore delivered to the Trustee for cancellation (A) have become due and payable, (B) will become due and payable at their Stated Maturity within one year, or (C) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company; or

(2) the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust an amount in United States dollars or Government Securities or a combination thereof sufficient to pay and discharge the entire indebtedness on the New Notes not theretofore delivered to the Trustee for cancellation, including principal of, premium, if any, and accrued interest at such Maturity, Stated Maturity or Redemption Date;

(3) after giving effect thereto, no Default or Event of Default shall have occurred and be continuing under any Indebtedness of the Company or any Restricted Subsidiary on the date of such deposit;

(4) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under any other material agreement or instrument to which the Company or any Restricted Subsidiary is a party or by which the Company or any Restricted Subsidiary is bound;

(5) the Company or any Guarantor has paid or caused to be paid all other sums payable under the Indenture by the Company; and

(6) the Company have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel from independent counsel, each stating that all conditions precedent of the Indenture relating to the satisfaction and discharge of such Indenture have been complied with (including as to compliance with clauses (1) through (5) above).

(e) Evidence of Compliance with Conditions and Covenants.

The Company will deliver to the Trustee, on or before a date not more than 120 days after the end of each fiscal year of the Company, an Officer’s Certificate, as to compliance with the Indenture, including whether or not, after a review of the activities of the Company during such year and of the Company’s and each Guarantor’s performance under the Indenture, to the best knowledge, based on such review, of the signers thereof, the Company and each Guarantor have fulfilled all of their respective obligations and are in compliance with all conditions and covenants under the Indenture throughout such year, as the case may be, and, if there has been a Default specifying each Default and the nature and status thereof and any actions being taken by the Company, and the Guarantors with respect thereto.

When any Default or Event of Default has occurred and is continuing, the Company shall deliver to the Trustee by registered or certified mail or facsimile transmission an Officer’s Certificate specifying such Default or Event of Default, within five Business Days after becoming aware of the occurrence of such Default or Event of Default.

9. Other Obligors.

Other than the Applicants, or, if the LLC Transfer occurs, the Acquisition Companies, no other person is an obligor with respect to the New Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a) Pages numbered 1 to 14, consecutively.

(b) The Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.*

(c) The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1	Articles of Organization of Tops Markets, LLC (incorporated herein by reference to Exhibit 3.3 the Registration Statement filed on Form S-4 as filed with the Securities and Exchange Commission on September 6, 2013 (Registration Statement No. 333-191029)).

Exhibit T3B.1	Amended and Restated Operating Agreement of Tops Markets, LLC (incorporated herein by reference to Exhibit 3.4 to the Registration Statement filed on Form S-4 as filed with the Securities and Exchange Commission on September 6, 2013 (Registration Statement No. 333-191029)).

Exhibit T3A.2	Certificate of Formation of Tops Holding LLC (incorporated herein by reference to Exhibit 3.1 to the Registration Statement filed on Form S-4 as filed with the Securities and Exchange Commission on September 6, 2013 (Registration Statement No. 333-191029)).

Exhibit T3B.2	Limited Liability Company Agreement of Tops Holding LLC (incorporated herein by reference to Exhibit 3.2 to the Registration Statement filed on Form S-4 as filed with the Securities and Exchange Commission on September 6, 2013 (Registration Statement No. 333-191029)).

Exhibit T3A.3	Certificate of Incorporation of Tops Markets II Corporation (incorporated herein by reference to Exhibit 3.5 to the Registration Statement filed on Form S-4 as filed with the Securities and Exchange Commission on September 6, 2013 (Registration Statement No. 333-191029)).

Exhibit T3B.3	By laws of Tops Markets II Corporation (incorporated herein by reference to Exhibit 3.6 to the Registration Statement filed on Form S-4 as filed with the Securities and Exchange Commission on September 6, 2013 (Registration Statement No. 333-191029)).

Exhibit T3A.4	Articles of Organization of Tops PT, LLC (incorporated herein by reference to Exhibit 3.6 to the Registration Statement filed on Form S-4 as filed with the Securities and Exchange Commission on July 12, 2010 (Registration Statement No. 333-168065)).

Exhibit T3B.4	Operating Agreement of Tops PT, LLC (incorporated herein by reference to Exhibit 3.7 to the Registration Statement filed on Form S-4 as filed with the Securities and Exchange Commission on July 12, 2010 (Registration Statement No. 333-168065)).

Exhibit T3A.5	Articles of Organization of Tops Gift Card Company, LLC (incorporated herein by reference to Exhibit 3.8 to the Registration Statement filed on Form S-4 as filed with the Securities and Exchange Commission on July 12, 2010 (Registration Statement No. 333-168065)).

Exhibit T3B.5	Operating Agreement of Tops Gift Card Company, LLC (incorporated herein by reference to Exhibit 3.9 to the Registration Statement filed on Form S-4 as filed with the Securities and Exchange Commission on July 12, 2010 (Registration Statement No. 333-168065)).

Exhibit T3A.6	Certificate of Incorporation of Tops Holding II Corporation (incorporated herein by reference to Exhibit 3.11 to the Registration Statement filed on Form S-4 as filed with the Securities and Exchange Commission on September 6, 2013 (Registration Statement No. 333-191029)).

Exhibit T3B.6	By laws of Tops Holding II Corporation (incorporated herein by reference to Exhibit 3.12 to the Registration Statement filed on Form S-4 as filed with the Securities and Exchange Commission on September 6, 2013 (Registration Statement No. 333-191029)).

Exhibit T3A.7	Certificate of Incorporation of Tops MBO Corporation.

Exhibit T3B.7	Second Amended and Restated By laws of Tops MBO Corporation.

Exhibit T3A.8	Certificate of Formation of Erie Logistics LLC.

Exhibit T3B.8	Amended and Restated Limited Liability Company Agreement of Erie Logistics LLC.

Exhibit T3A.9	Certificate of Formation of TM1, LLC.

Exhibit T3B.9	Limited Liability Company Agreement of TM1, LLC.

Exhibit T3C.1	Form of Indenture of Tops Markets, LLC, the guarantors named therein and the trustee and collateral agent for the 13.000% Second Lien Senior PIK Notes due 2024.*

Exhibit T3D.1	Not Applicable.

Exhibit T3E.1	Disclosure Statement for Second Amended Joint Chapter 11 Plan of Reorganization of Tops Holding II Corporation and its Affiliated Debtors, dated September 28, 2018 (filed herewith).

Exhibit T3F.1	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto).*

Exhibit 25.1	Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.*

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, Tops Markets, LLC, a limited liability company organized and existing under the laws of New York, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Village of Williamsville and State of New York, on September 28, 2018.

(SEAL)		TOPS MARKETS, LLC

Attest:	/s/ Michael J. Biehler	By:	/s/ David Langless
Name:	Michael J. Biehler, Esq.		Name: David Langless
Title: Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Tops Holding, LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Village of Williamsville and State of New York, on September 28, 2018.

(SEAL)		TOPS HOLDING LLC

Attest:	/s/ Michael J. Biehler	By:	/s/ David Langless
Name:	Michael J. Biehler, Esq.		Name: David Langless
Title: Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Tops Gift Card Company, LLC, a limited liability company organized and existing under the laws of Virginia, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Village of Williamsville and State of New York, on September 28, 2018.

(SEAL)			TOPS GIFT CARD COMPANY, LLC

Attest:	/s/ Michael J. Biehler	By:	/s/ David Langless
Name:	Michael J. Biehler, Esq.		Name: David Langless
Title: Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Tops PT, LLC, a limited liability company organized and existing under the laws of New York, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Village of Williamsville and State of New York, on September 28, 2018.

(SEAL)			TOPS PT, LLC

Attest:	/s/ Michael J. Biehler	By:	/s/ David Langless
Name:	Michael J. Biehler, Esq.		Name: David Langless
Title: Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Erie Logistics LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Village of Williamsville and State of New York, on September 28, 2018.

(SEAL)			ERIE LOGISTICS LLC

Attest:	/s/ Michael J. Biehler	By:	/s/ David Langless
Name:	Michael J. Biehler, Esq.		Name: David Langless
Title: Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Tops MBO Corporation, a corporation organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Village of Williamsville and State of New York, on September 28, 2018.

(SEAL)		TOPS MBO CORPORATION

Attest:	/s/ Michael J. Biehler	By:	/s/ David Langless
Name:	Michael J. Biehler, Esq.		Name: David Langless
Title: Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Tops Holding II Corporation, a corporation organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Village of Williamsville and State of New York, on September 28, 2018.

(SEAL)		TOPS HOLDING II CORPORATION

Attest:	/s/ Michael J. Biehler	By:	/s/ David Langless
Name:	Michael J. Biehler, Esq.		Name: David Langless
Title: Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Tops Markets II Corporation, a corporation organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Village of Williamsville and State of New York, on September 28, 2018.

(SEAL)		TOPS MARKETS II CORPORATION

Attest:	/s/ Michael J. Biehler	By:	/s/ David Langless
Name:	Michael J. Biehler, Esq.		Name: David Langless
Title: Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, TM1, LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Village of Williamsville and State of New York, on September 28, 2018.

(SEAL)		TM1, LLC

Attest:	/s/ Michael J. Biehler	By:	/s/ David Langless
Name:	Michael J. Biehler, Esq.		Name: David Langless
Title: Authorized Officer